Exhibit 99.3


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - CANADIAN SUPPLEMENT

             (in millions of U.S. dollars, except per share amounts,
                     and in accordance with Canadian GAAP)

You should read the following Operating and Financial Review and Prospects - Canadian Supplement (Canadian Supplement) in conjunction with our Management's Discussion and Analysis of Financial Condition included elsewhere in this Quarterly Report. You should also read the Canadian Supplement in conjunction with the unaudited consolidated financial statements and notes thereto prepared in accordance with U.S. GAAP included elsewhere in this Quarterly Report.

RESULTS OF OPERATIONS

                                                                                             Three Months Ended
                                                                                        ----------------------------
         (millions of U.S. dollars, except per share amounts)                           June 24,            June 25,
                                                                                          2005                2004
                                                                                        --------            --------
      Income (loss) before income taxes - U.S. GAAP                                      $ (3.6)             $  6.5
                                                                                         ======              ======
      Loss before income taxes - CDN GAAP
                                                                                         $ (6.1)             $ (0.8)
                                                                                         ======              ======
      Net income (loss) for the period - U.S. GAAP                                       $ (3.6)             $  7.5
                                                                                         ======              ======
      Net income (loss) for the period - CDN GAAP                                        $ (6.1)             $  0.2
                                                                                         ======              ======
      Net income (loss) per common share - U.S. GAAP:
         Basic and diluted                                                               $(0.03)             $ 0.05
                                                                                         ======              ======
      Net loss per common share - CDN GAAP:
         Basic and diluted                                                               $(0.05)             $  --
                                                                                         ======              ======

The difference in income (loss) before income taxes between U.S. and Canadian GAAP was principally due to the method used to record a gain on the sale of a business, differences in the treatment of stock compensation expense, the method used to record an impairment charge for long-lived assets in previous years, and the treatment of imputed interest income on the valuation of the long-term note receivable in previous years.

During Fiscal 2004, we began expensing stock options under Canadian GAAP using the fair value method. We use the intrinsic method of accounting for stock options under U.S. GAAP. In the first quarter of Fiscal 2006 we recorded $0.4 of stock compensation expense under Canadian GAAP, as compared to compensation expense of $nil recorded under U.S. GAAP. In the three months ended June 25, 2004 - we recorded $0.4 of stock compensation under Canadian GAAP, as compared to $0.1 under U.S. GAAP. As a result, the net income under Canadian GAAP as compared to U.S. GAAP was lower by $0.4 for the quarter ended June 24, 2005 (quarter ended June 25, 2004 - lower by $0.3). Under U.S. GAAP stock compensation expense has been included in S&A expense.

Under Canadian GAAP there are differences in the net book values of certain assets as a result of different methods used to determine fair values resulting from their impairment in previous years. The different net book values of assets resulted in a higher depreciation expense under Canadian GAAP by $0.2 for the three months ended June 24, 2005 (three months ended June 25, 2004 - higher by $0.2).

Our  Canadian  GAAP  interest   income  was  higher  in  Fiscal  2005  than  the
corresponding U.S. GAAP amount due to differences in the treatment of imputed interest income on the valuation of a long-term note receivable. Under Canadian GAAP, the interest income was recorded in earnings, as compared to under U.S. GAAP, where the income was deferred and netted against the value of the note receivable. The difference in accounting resulted in a higher interest income under Canadian GAAP by $0.2 for the three months ended June 25, 2004.

Under U.S. GAAP we recorded a gain on sale of business of $1.9 in the three months ended June 24, 2005 as a result of payments received on a note receivable from X-FAB. Under Canadian GAAP, the gain was recognized in Fiscal 2002 at


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

the time of the sale of the business. As a result of this difference, net income under U.S. GAAP was $1.9 higher than the net income under Canadian GAAP for the three months ended June 24, 2005 (three months ended June 25, 2004 - $7.0).


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